Filed by Leo Holdings Corp. II pursuant to

Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934, as amended.

Subject Company: Leo Holdings Corp. II

Commission File No. 001-39865

The following is a press release first made available on March 13, 2023.

World View to Lead Panel on Space Tourism’s Role In Purposeful Travel at SXSW 2023

The stratospheric exploration company is joined by Former NASA Astronaut Kathryn Sullivan, Avid Explorer Richard Garriott and Space Advocate Rachel Lyons

Tucson, Ariz., March 13, 2023 – World View, a global leader in stratospheric exploration and flight, will participate in a panel discussion at SXSW 2023 in collaboration with several authorities in exploration and space travel that explores space tourism as a medium for purposeful travel to experience our planet more fully. The session, Exploring–and Experiencing–Earth via Space Tourism, will take place on Wednesday, March 15, at 4:00 p.m. CDT as part of the conference’s Travel & Leisure track.

Bringing together leaders at the forefront of space exploration and expedition travel, the panel invites attendees to learn about emerging capabilities in space tourism and the transformative power of the final frontier. The panelists will explore how this new mode of travel meets the needs of the modern traveler as they seek more immersive experiences that ultimately lead to a better vision for the future of our planet.

Panelists include:

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Kathryn Sullivan, PhD, Former Nasa Astronaut, Member of President Biden’s Council Of Advisors On Science and Technology: Dr. Kathryn D. Sullivan is a former NASA astronaut, U.S. Navy officer, and crew member on three Space Shuttle missions. She was selected as one of six women among 35 astronaut candidates in NASA’s Astronaut Group 8 (1978) – the first group to include women. She became the first woman to be certified to wear a USAF pressure suit. During her first mission, STS-41-G, she performed the first extra-vehicular activity by an American woman. On her second, STS-31, she helped deploy the Hubble Space Telescope. On the third, STS-45, she served as Payload Commander on the first Spacelab mission for NASA’s Mission to Planet Earth. She served as a top administrator at NOAA and was recently appointed by President Joe Biden to serve on the President’s Council of Advisors on Science and Technology.

•

Richard Garriott, President of The Explorers Club: Richard Garriott is an avid explorer, having traveled around the globe from the jungles of the Amazon to the South Pole, from orbiting Earth aboard the International Space Station as a citizen astronaut to Challenger Deep, the deepest point in our Oceans.

•

Ryan M. Hartman, President & Chief Executive Officer of World View: Ryan M. Hartman is the president and chief executive officer of World View. Hartman joined World View as CEO in early 2019 and has since led World View to become a purpose-driven, global brand that continues to pioneer humanity’s exploration and understanding of the Earth from the stratosphere. Prior to World View, Hartman served as president and chief executive officer of Insitu (acquired by Boeing), a pioneer in the design, development and manufacturing of unmanned aircraft.

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(Moderator) Rachel Lyons, Executive Director of Space for Humanity: Rachel Lyons is the Executive Director of Space for Humanity (S4H), a non-profit organization which aims to use the spaceflight experience as a way to expand our perspective on Earth. Under her leadership, S4H sent the first woman from the African continent and first Mexican-born woman to space. S4H has received public support from the space industry’s most prominent leaders, including Richard Branson, Jeff Bezos’ Blue Origin, NASA astronauts and others. During her tenure, Lyons’ team has cultivated a highly engaged online community of millions across the globe.

“Commercial access to space offers an entirely new perspective of our planet and humanity; one with the power to catalyze a radically improved future,” said Hartman. “We are seeing rapidly growing interest not just in expeditionary travel but meaningful travel. A journey to the edge of space that departs from one of Earth’s natural wonders is the ultimate manifestation of this desire.”

To attend the session, Exploring–and Experiencing–Earth via Space Tourism, register for the 2023 SXSW Conference HERE.

To learn more about World View, visit worldview.space.

About World View

World View is a leading global stratospheric exploration company, founded in 2012 and headquartered in Tucson, Arizona. World View has a demonstrated record of accomplishments in the stratospheric ballooning industry, and is leading a new era of stratospheric exploration to take humanity’s understanding and appreciation of Earth to inspired new heights. With a sharper vision for a brighter future, World View exists to inspire, create and explore new perspectives for a radically improved future. Through its legacy remote sensing business and Stratollite® imaging, and exciting future capabilities with research and engineering missions and space tourism and exploration, World View is working to ensure its ultimate objective: honor the planet so that future generations will feel blessed to call it home. For more information, visit worldview. space.

About Leo Holdings Corp. II and Leo Holdings

Leo Holdings Corp. II (“Leo”), currently listed on the NYSE under the ticker LHC, is a special purpose acquisition company (SPAC) that seeks to invest in entrepreneurially driven growth companies that aim to disrupt existing industries or business models, as well businesses positioned to thrive in the evolving digital information age where changing consumer behavior creates the opportunity for outsized returns. Leo Holdings Corp. II is part of a special purpose acquisition company initiative, Leo Holdings. Leo Holdings was formed by the principals of Lion Capital, which is led by Founder and Managing Partner, Lyndon Lea. Leo Holdings’ management team has extensive experience owning and operating businesses on a global scale and has collaboratively worked together for over 20 years. For more information, visit https://leoholdings.com/.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements included in this press release that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. All statements, other than statements of present or historical fact included in this press release, including regarding World View’s proposed business combination with Leo (the “Business Combination”), Leo’s ability to consummate the proposed transactions, the anticipated benefits of the proposed transactions and the combined company’s future financial performance, including the combined company’s strategy, future operations, estimated financial position, estimated revenue growth, prospects expectations, estimated market growth, size and opportunity, estimated development timeline and process, expected approvals from regulators and related timing, plans and objectives of management, and World View’s future capabilities, product and market opportunities, ability to obtain and maintain strategic relationships, remote sensing capabilities and growth potential, and expectations regarding the growth of the remote sensing and space tourism markets, among others, are forward looking statements. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of World View’s and Leo’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of World View and Leo. These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to: the inability of the parties to successfully or timely consummate the Business Combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Business Combination is not obtained; the risk that the Business Combination may not be completed by Leo’s business combination deadline; failure to realize the anticipated benefits of the Business Combination; risks relating to the uncertainty of the projected financial information with respect to World View; the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive business combination agreement; the effect of the announcement or pendency of the transaction on World View’s business relationships, operating results, and business generally; risks that the Business Combination disrupts current plans and operations of World View; risks relating to World View’s capital needs and ability to obtain adequate financing; the outcome of any legal proceedings that may be instituted against World View or against Leo related to the Business Combination or any related agreements; the ability to maintain the listing of Leo’s securities on a national securities exchange; changes in domestic and foreign business, market, financial, political, and legal conditions and changes in the combined capital structure; the ability to implement business plans, forecasts, and other expectations after the completion of the Business Combination, and identify and realize additional opportunities; risks related to the rollout of World View’s business and the timing of expected business milestones; the effects of competition on World View’s business; the risks of operating and effectively managing growth in evolving and uncertain macroeconomic conditions, such as high inflation and recessionary environments; the risks to World View’s business if internal processes and information technology systems are not properly maintained; risks associated with World View’s operational dependence on independent contractors and third parties; risks associated with World View’s reliance on certain suppliers, including recent global supply chain slowdowns and disruptions; risks and uncertainties related to World View’s international operations, including possible restrictions on cross border investments which could harm World View’s financial position; ability to achieve improved margins and cost efficiency; continuing risks relating to the COVID 19 pandemic; and risks associated with World View’s ability to develop its products and achieve regulatory approvals or milestones on the timelines expected or at all. The foregoing list of factors is not exhaustive. Please carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus to Leo’s registration statement on Form S-1, as amended (File No. 333-249676), the registration statement on Form S-4 to be filed with the SEC by Leo and other documents filed or that may be filed by Leo from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that none of Leo or World View presently know or that Leo or World View currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Leo’s and World View’s expectations, plans or forecasts of future events and views as of the date of this press release. Leo and World View anticipate that subsequent events and developments will cause Leo’s and World View’s assessments to change. However, while Leo and World View may elect to update these forward-looking statements at some point in the future, Leo and World View specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Leo’s and World View’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements. Certain market data information in this press release is based on the estimates of World View and Leo management. World View and Leo obtained the industry, market and competitive position data used throughout this press release from internal estimates and research as well as from industry publications and research, surveys and studies conducted by third parties. World View and Leo believe their estimates to be accurate as of the date of this press release. However, this information may prove to be inaccurate because of the method by which World View or Leo obtained some of the data for its estimates or because this information cannot always be verified due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process.

Important Information

Leo intends to file with the SEC a Registration Statement on Form S-4 (as amended or supplemented, the “Registration Statement”), which will include a preliminary proxy statement/prospectus of Leo, which will be both the proxy statement to be distributed to holders of Leo’s ordinary shares in connection with the solicitation of proxies for the vote by Leo’s shareholders with respect to the proposed Business Combination and related matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued in the Business Combination. After the Registration Statement is declared effective, Leo will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. Leo’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with Leo’s solicitation of proxies for its shareholders’ meeting to be held to approve the Business Combination and related matters because the proxy statement/prospectus will contain important information about Leo and World View and the proposed Business Combination.

The definitive proxy statement/prospectus will be mailed to shareholders of Leo as of a record date to be established for voting on the proposed Business Combination and related matters. Shareholders may obtain copies of the proxy statement/prospectus, when available, without charge, at the SEC’s website at www.sec.gov or by directing a request to: Leo Holdings Corp. II, 21 Grosvenor Pl, London SW1X 7HF, United Kingdom or by emailing brown@leo.holdings.

Participants in the Solicitation

This press release is not a solicitation of a proxy from any investor or securityholder. However, Leo, World View and Leo Investors II Limited Partnership and their respective directors, officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from Leo’s shareholders with respect to the proposed business combination and related matters. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of the directors and officers of Leo and World View in the proxy statement/prospectus relating to the proposed business combination when it is filed with the SEC. These documents may be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This press release is for informational purposes only and is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.